ALLY AUTO ASSETS LLC

200 Renaissance Center

Detroit, Michigan 48265

ALLY BANK LEASE TRUST

c/o Ally Central Originating Lease LLC

200 Renaissance Center

Detroit, Michigan 48265

April 15, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Katherine Hsu
Benjamin Meeks

Re:	Ally Bank Lease Trust and Ally Auto Assets LLC (the “Registrants”) Registration Statement on Form SF-3 (SEC File Nos. 333-209435; 333-209435-01) Filed February 8, 2016, and as Amended on March 31, 2016 and April 13, 2016

Ladies and Gentlemen:

The Registrants hereby request acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”), to 4:00 p.m., Eastern time on April 19, 2016 or as soon thereafter as practicable.

The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

In addition, with respect to the Registration Statement, the Registrants acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Registrants further acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrants also acknowledge that they may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Janette A. McMahan of Kirkland & Ellis LLP, special counsel to the Registrants, at (212) 446-4754 as soon as the Registration Statement has been declared effective.

Very truly yours,

ALLY AUTO ASSETS LLC

By:	/s/ Ryan C. Farris
Name:	Ryan C. Farris
Its:	President

ALLY BANK LEASE TRUST

By: ALLY CENTRAL ORIGINATING LEASE LLC, as attorney-in-fact on behalf of Ally Bank Lease Trust

By:	/s/ Ryan C. Farris
Name:	Ryan C. Farris
Its:	President